UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 27, 2022 (June 24, 2022)

Waldencast Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40207	98-1575727
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

10 Bank Street, Suite 560
White Plains, New York	10606
(Address of principal executive offices)	(Zip Code)

(917) 546-6828

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	WALDU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	WALD	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	WALDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

As previously disclosed, on November 15, 2021, Waldencast Acquisition Corp. (“Waldencast”) entered into an Agreement and Plan of Merger (the “Obagi Merger Agreement”), by and among Waldencast, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares (“Merger Sub”) and an indirect wholly owned subsidiary of Waldencast, and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), and an Equity Purchase Agreement (the “Milk Equity Purchase Agreement” and together with the Obagi Merger Agreement, the “Transaction Agreements”), by and among Waldencast, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey, Waldencast Partners LP, a Cayman Islands exempted limited partnership, Milk Makeup LLC, a Delaware limited liability company (“Milk”), certain members of Milk and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of Milk’s equityholders.

In connection with the transactions contemplated by the Transaction Agreements, on June 24, 2022, Waldencast Finco Limited, a wholly owned subsidiary of Waldencast, entered into a Credit Agreement (the “Waldencast Credit Agreement”), by and among Waldencast Finco Limited, as the borrower (the “Borrower”), Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. Credit Suisse AG, New York Branch acted as documentation agent and JPMorgan Chase Bank, N.A., Banco Santander, S.A. and Wells Fargo Securities, LLC acted as joint bookrunners and joint lead arrangers under the Waldencast Credit Agreement. The Waldencast Credit Agreement provides for a four-year secured first-lien (i) term loan facility in an aggregate principal amount of $175,000,000 and (ii) revolving loan facility in an aggregate principal amount of up to $50,000,000 (of which an aggregate principal amount of up to $7,500,000 will be available, at the Borrower’s option, to be drawn in the form of letters of credit) (collectively, the “Waldencast Credit Facilities”).

The initial borrowing of the loans under the Waldencast Credit Agreement is subject to customary limited conditions precedent and are expected to become available on the Funding Date (as defined in the Waldencast Credit Agreement). The proceeds of borrowings under the Waldencast Credit Facilities will be used to (i) finance a portion of the consideration for the consummation of the transactions contemplated by the Transaction Agreements, (ii) repay in full all outstanding amounts under, and terminate, the Existing Credit Agreements (as defined in the Waldencast Credit Agreement) and (iii) fund working capital needs or other general corporate purposes.

Borrowings under the Waldencast Credit Facilities will accrue interest at a rate per annum equal to, at the Borrower’s option, the Alternate Base Rate or the Term Benchmark Rate (each, as defined in the Waldencast Credit Agreement) plus an applicable margin of 2.50% for Alternate Base Rate borrowings and 3.50% for Term Benchmark Rate borrowings. This represents approximately half of the borrowing cost of the Existing Credit Agreements, and accordingly, an encouraging expression of confidence by sophisticated, first tier lender banks.

Borrowings under the Waldencast Credit Facilities may be prepaid without premium or penalty, subject to applicable notice requirements and the payment of customary “breakage” costs.

As of the Funding Date (as defined in the Waldencast Credit Agreement), obligations under the Waldencast Credit Agreement will be (i) guaranteed by certain existing and future subsidiaries of the Borrower and (ii) secured by a first priority lien on substantially all of the assets of Waldencast Partners LP, the Borrower and the subsidiary guarantors, in the case of each of clauses (i) and (ii) above, subject to customary exceptions and limitations.

The Waldencast Credit Agreement contains customary representations and warranties, affirmative covenants and events of default. The Waldencast Credit Agreement also contains customary negative covenants including, among other things, limitations on the ability of the Borrower, Waldencast Partners LP and certain of their subsidiaries to incur indebtedness, create liens, make investments, enter into mergers, consolidations and other similar transactions, dispose of assets, declare dividends, enter into certain transactions with their affiliates and enter into sale and leaseback transactions.

Additionally, the Waldencast Credit Agreement requires the Borrower, Waldencast Partners LP and certain of their subsidiaries to comply with certain financial covenants, including maintaining (i) a maximum Total Leverage Ratio of 4.50 to 1.00 which steps down over time to 3.75 to 1.00 and (ii) a minimum Interest Coverage Ratio of 3.00 to 1.00 (each, as defined in the Waldencast Credit Agreement), in each case, which will take effect commencing with the first full fiscal quarter ending after the Funding Date.

As a result of the entry into the Waldencast Credit Agreement, the previously announced PIPE commitments with certain PIPE investors in the aggregate total amount of $113,000,000 and the previously announced Forward Purchase Agreements with Burwell Mountain Trust, Dynamo Master Fund (each members of Waldencast Long-Term Capital LLC, Waldencast’s sponsor) and Beauty Ventures LLC in the aggregate total amount of $333,000,000, Waldencast will receive aggregate proceeds of up to $671,000,000 (if all Waldencast shareholders exercise their rights to redeem their shares) or up to approximately $1,016,000,000 (if no Waldencast shareholders exercise their rights to redeem their shares) that may be used to (i) pay the cash consideration due to the equityholders of Milk and Obagi upon consummation of the transactions contemplated by the Transaction Agreements, (ii) repay in full all outstanding amounts under, and terminate, the Existing Credit Agreements and (iii) fund working capital needs or other general corporate purposes of Waldencast.

The foregoing description of the Waldencast Credit Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form F-4 filed with the SEC on March 4, 2022, Amendment No. 2 to the registration statement on Form F-4 filed with the SEC on March 18, 2022, Amendment No. 3 to the registration statement on Form F-4 filed with the SEC on April 27, 2022, Amendment No. 4 to the registration statement on Form F-4 filed with the SEC on May 13, 2022 and Amendment No. 5 to the registration statement on Form F-4 filed with the SEC on June 16, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements investments (as such terms are defined in the registration statement on Form F-4 discussed above), (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Equity Purchase Agreement (as such terms are defined in the registration statement on Form F-4 discussed above), (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk gives any assurance that Waldencast, Obagi or Milk, or the combined company, will achieve their expectations.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits. The following exhibits are being filed herewith:

Exhibit No.	Description
2.1	Credit Agreement, dated as of June 24, 2022, by and among the Borrower, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Schedules and exhibits to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(10). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Waldencast Acquisition Corp.

	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

Date: June 27, 2022

4